EX 99.28(d)(26)(iii)

Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and First Pacific Advisors, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and First Pacific Advisors, LLC, a Limited Liability Company organized in the state of Delaware ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 2. "Services to be Rendered by the Sub-Adviser to the Trust"

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete sub-paragraph G. in Section 2. "Services to be Rendered by the Sub-Adviser to the Trust" in its entirety and replace it with the following:

G.
The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation to which neither the Adviser, the Fund, and/or any Trustee of the Fund is a party arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations, including other advisory arrangements other than this Agreement, that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		First Pacific Advisors, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Leora R. Weiner
Name:	Mark D. Nerud	Name:	Leora R. Weiner
Title:	President and CEO	Title:	General Counsel